DC

No Act
1-21-03



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03016629

February 28, 2003

Laura K. McAvoy
Jackson DeMarco Peckenpaugh
Westlake Village Office
2815 Townsgate Road, Suite 200
Westlake Village, CA 91361

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/28/2003

Re: Berry Petroleum Company
Incoming letter dated January 21, 2003

Dear Ms. McAvoy:

This is in response to your letters dated January 21, 2003, January 24, 2003 and February 5, 2003 concerning the shareholder proposal submitted to Berry by Timothy C. Peterson. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Dr. Lawrence Parks
P.O. Box 625, FDR Station
New York, NY 10150

Jackson | DeMarco | Peckenpaugh

A LAW CORPORATION

January 21, 2003

Direct Dial: (805) 495-7489
Email: lmcavoy@jdplaw.com
Reply to: Westlake Village Office
File No.: 70461

Via Federal Express

Securities and Exchange Commission
Attn: Ms. Grace Lee
450 Fifth Street, NW
Washington D.C. 20549

Re: Berry Petroleum Company - Commission File Number: 1-9735
Proposed Rejection of Shareholder Proposal

Dear Ms. Lee:

The undersigned acts as general counsel for registrant, Berry Petroleum Company ("Berry"). Pursuant to Rule 14 a-8 of the Securities Exchange Act, Berry Petroleum Company hereby requests approval to refrain from including in its upcoming Proxy Statement that certain shareholder proposal of Mr. Timothy C. Peterson concerning Global Currency Initiative, a copy of which is attached to this letter.

First, Mr. Peterson did not submit any proof of his ownership of the shares and a review of Berry Petroleum's stock registry does not indicate any share ownership in the name of Mr. Peterson. We have requested he supply any supporting information.

Second, the Company submits that the Company should not be required to include this shareholder proposal within its Proxy Statement because it is irrelevant to Berry. Berry is a domestic oil and gas production company headquartered in Bakersfield, California. It owns no assets outside the United States. It receives no revenues from outside the United States. It engages in no cross border currency transactions and it engages in no hedging transactions involving currency.

In addition, this proposal may represent a special interest in that it seeks mandatory contributions to FAME and attendance at GCI sessions and/or that these matters may more properly be characterized as management functions.

I recognize that our request for relief from the obligation to include this shareholder proposal material in our Proxy Statement is a late request for relief from that requirement. In all of the press of normal business and the extraordinary work to keep current with and analyze compliance with all of the provisions of Sarbanes Oxley and the proposals with regard thereto, this shareholder proposal was inadvertently overlooked on a desk.

I would be happy to respond to any questions. I did attempt to talk to the Office of Corporate Counsel on several occasions, but I did not receive a return telephone call which I am sure is understandable with the heavy workload currently imposed on the Commission and its staff.

Thank you for your attention.

Very truly yours,

JACKSON, DEMARCO & PECKENPAUGH



Laura K. McAvoy

LKM:srk
Enclosure
cc: Berry Petroleum Company


Peterson
Consulting



Saturday, August 24, 2002

Berry Petroleum Co. (BRY)
Kenneth A. Olson
Corporate Secretary
5201 Truxtun Avenue, Suite 300
Bakersfield, CA 93309

Dear Mr. Olson:

I am the owner of 1000 shares of Berry Petroleum stock. I have owned this stock for more than one year.

I am filing the enclosed resolution for action at the next stockholder meeting. I submit I for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I would appreciate your indicating in the proxy statement that I am the sponsor of this resolution. My agent or I will attend the stockholders' meeting to move the resolution as required by SEC rules. I plan to continue to hold shares in the company through the stockholders meeting.

I hereby appoint Dr. Lawrence Parks as my attorney in fact for all matters relating to this Resolution, and authorize him to represent me at the Annual Meeting of Shareholders.

Please feel free to contact Dr. Parks at 212-818-1206 [PO Box 625, FDR Station, New York, NY 10150] if you have any questions about this resolution.

Sincerely,

Mr. Timothy C. Peterson

Enclosure
BY FEDERAL EXPRESS

Cc Dr. Lawrence Parks

1303 North Jenkins Drive
Oconomowoc, WI 53066
Phone: 262.646.2006
Mobile: 414.940.2911
Fax: 262.646.3739
www.TimPeterson.com
TimPeterson@wi.rr.com



Shareholder Resolution

WHEREAS volatility in major currencies on the order of 30% to 50% over a year or two wreaks havoc on Berry Petroleum Co.'s revenues and profits, reduces our planning horizon, reduces our market capitalization, and results in unacceptable enterprise risk, it is in the interests of Berry Petroleum Co. that:

1. There be currency stability for cross-border transactions;
2. There be interest rate stability;
3. Transaction costs of cross-border business be minimized; and,
4. The Foundation for the Advancement of Monetary Education, ("FAME"), a 501c3 public charity think tank specializing in the world's monetary structure, implement its Global Currency Initiative™, (the "GCI"), which is a study group, to revisit monetary issues worldwide

THEREFORE, IT IS RESOLVED that:

1. At least one corporate officer to attend three sessions each year of the GCI to be held in mutually convenient venues;
2. A full and timely printed report of each GCI proceeding, to be compiled by FAME, to be distributed by Berry Petroleum Co. at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;
3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media; and,
4. Berry Petroleum Co. to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI.

Discussion:

Inadequacies in today's global monetary structure are well-known. For example, former Federal Reserve Chairman Paul Volcker has conceded that "There's a sensible realization that small open economies, heavily dependent on trade and foreign capital, simply cannot live with the volatility that is inherent in freely floating exchange rates," and "A global economy requires a global currency."

What is not appreciated by industrial enterprises, however, is that the financial sector, which has been in *de facto* charge of the world's monetary structure for at least 90 years, does not want stability. It wants volatility, because much of its profits derive from "trading," as in "currency trading," and from creating money out of nothing. In addition, cross-border transaction costs that industrial firms want to minimize are *revenues* to the financial sector that it wants to maximize.

Thus, the financial sector has a *conflict of interests* with industrial firms (and with small countries and ordinary people worldwide). In effect, the financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else. Because of their conflict of interests, reform of the world's monetary structure cannot be left to financial sector participants. Because the U.S. monetary structure creates enterprise risk, corporate officers and directors have a fiduciary responsibility to address monetary issues.

For these reasons, industrial firms need to understand monetary issues and act on their interests. Hence, there is a need for the GCI. For further information, see: "To Revive U.S. Manufacturing, Reform Our Monetary System" at http://www.fame.org/whatsnew.asp

Jackson | DeMarco | Peckenpaugh

A LAW CORPORATION

RECEIVED
2003 JAN 28 AM 9:03
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 24, 2003

Direct Dial: (805) 495-7489
Email: lmcavoy@jdplaw.com
Reply to: Westlake Village Office
File No.: 70461

Via Federal Express

Ms. Grace Lee
Securities and Exchange Commission
Department of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549-0409

Re: Berry Petroleum Company - Commission File Number 1-9735
Proposed Rejection of Shareholder Proposal of Timothy C. Peterson

Dear Ms. Lee:

On January 21, 2003, I sent to you a proposed rejection letter concerning the shareholder proposal of Timothy C. Peterson concerning Global Currency Initiative. I find that inadvertently additional copies were not included in the package to you. Therefore, enclosed are six copies of my letter to you with the enclosure letter from Mr. Peterson and his proposed Shareholder Resolution.

At your earliest convenience please review this material and issue a "no action letter" for Berry Petroleum Company.

Thank you for your attention to this matter. Please do not hesitate to contact me if you have any questions.

Very truly yours,

JACKSON, DEMARCO & PECKENPAUGH



Laura K. McAvoy

LKM/sjs
Enclosures
cc: Berry Petroleum Company
478585.1

Jackson | DeMarco | Peckenpaugh

A LAW CORPORATION

February 5, 2003

Direct Dial: (805) 495-7489
Email: lmcavoy@jdplaw.com
Reply to: Westlake Village Office
File No.: 70461

Via Federal Express

Ms. Grace Lee
Securities and Exchange Commission
Department of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549-0409

Re: Berry Petroleum Company - Commission File Number 1-9735
Shareholder Proposal Submitted By Global Currency Initiative

Dear Ms. Lee:

Thank you for the recent opportunity to discuss the request for no action previously submitted January 21, 2003, concerning Berry Petroleum Company's preference to omit the Global Currency Initiative proposal from its 2003 Proxy Statement. Again, for ease of reference, I am attaching a copy of the received Global Currency Initiative/Foundation for Advancement of Monetary Education "GSI/FAME" proposal (the "Proposal").

Berry hereby supplements and clarifies its request that the Proposal may be properly omitted pursuant to Rule 14-8(i)(7) as relating to its ordinary business operations. Please note that the SEC has previously issued a No Action Letter to the Eli Lilly and Company noting that Eli Lilly may exclude the same exact Proposal pursuant to Rule 14a-8(i)7. See 2002 WL31887840 SEC letter issued December 26, 2002. In the interest of efficiency, Berry will not repeat all of the arguments presented by Eli Lilly in the referenced No Action Letter except to note that Berry itself also deals with making charitable contributions as part of its ordinary business operations. It makes decisions in that regard keeping in mind the merits of each requested proposal and the potential business and community advantages or disadvantages of any such donation.

Berry also believes that this Proposal is not a proper subject matter for a shareholder proposal under Rule 14a-8(i)(7). International Business Machines Corporation ("IBM") set forth all of these positions in detail in its submittal as part of SEC No Action Letter 2002 WL31887838. We note that the Commission in issuing its No Action Letter to IBM dated December 26, 2002, did not specifically address IBM's alternative basis for omission, but ruled that the Proposal was inadequate in that there had not been supplied documentary support for the ownership of IBM's securities for the one year period. Berry refers to this No Action submittal as a matter of incorporating by reference all of the detailed arguments and citations set forth in IBM's request on all the alternative grounds under Rule 14a-8(i)(7), all of which are applicable to Berry.

As additional alternative grounds and as noted in its original submission, Berry believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(5) in that it relates to operations that account for less than 5% of the Company's total assets and for less than 5% of its net earnings for the most recent fiscal year and is not otherwise significantly related to the Company's business. As noted in our original submission, Berry has no non-domestic United States assets, does not engage in any currency transactions and does not hedge in currency.

Another alternative grounds for exclusion is Rule 14a-8(i)(4) in that the Proposal is seeking that donations be made to a specific organization, the nature of which is unknown and leads to concern as to whether or not this proposal may involve a personal interest which is not shared by Berry's Shareholder base at large.

Finally, to date, no response has been received to Berry's communication to the letter written seeking confirmation of ownership of Berry's stock by means of independent verification since the alleged ownership does not appear in Berry's records.

We note that the SEC has issued other recent No Action Letters with regard to this identical Proposal finding a basis for exclusion under Rule 14a-8(i)(7) to General Electric Company on January 15, 2003, under No Action Letter 2003 WL161076, and to Johnson & Johnson on January 15, 2003, under No Action Letter 2002 WL31956278.

Other No Action Letters on this identical proposal were issued on procedural grounds to Coca-Cola Company on December 24, 2002, under No Action Letter 2002 WL31887844 and issued December 31, 2002, to Southwest Airlines, No Action Letter 2002 WL31898396. We also note that similar, but not identical, proposals from FAME received SEC No Action letters to Battle Mountain Gold Company 2000 WL286282 and Newmont Mining Corporation 2000 WL30101 on other procedural grounds.

Based on the foregoing, Berry respectfully requests the Staff's concurrence in the Company's decision to omit the Proposal from its 2003 Proxy materials. Should the Staff disagree with this conclusion, or if any additional information is desired to support the Company's position, we would appreciate an opportunity to confer with the Staff about these matters before the Staff issues its response. As we are soon approaching our deadline for printing the Proxy materials, your consideration in promptly considering this matter would be most appreciated. If you have any questions about any aspect of this request, please feel free to call me at (805) 495-7489.

We thank you for your attention.

Very truly yours,

JACKSON, DEMARCO & PECKENPAUGH



Laura K. McAvoy

LKM:srk
Enclosures
cc: Berry Petroleum Company

479835.01


Peterson
Consulting



Saturday, August 24, 2002

Berry Petroleum Co. (BRY)
Kenneth A. Olson
Corporate Secretary
5201 Truxtun Avenue, Suite 300
Bakersfield, CA 93309

Dear Mr. Olson:

I am the owner of 1000 shares of Berry Petroleum stock. I have owned this stock for more than one year.

I am filing the enclosed resolution for action at the next stockholder meeting. I submit I for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I would appreciate your indicating in the proxy statement that I am the sponsor of this resolution. My agent or I will attend the stockholders' meeting to move the resolution as required by SEC rules. I plan to continue to hold shares in the company through the stockholders meeting.

I hereby appoint Dr. Lawrence Parks as my attorney in fact for all matters relating to this Resolution, and authorize him to represent me at the Annual Meeting of Shareholders.

Please feel free to contact Dr. Parks at 212-818-1206 [PO Box 625, FDR Station, New York, NY 10150] if you have any questions about this resolution.

Sincerely,

Mr. Timothy C. Peterson

Enclosure
BY FEDERAL EXPRESS

Cc Dr. Lawrence Parks

1303 North Jenkins Drive
Oconomowoc, WI 53066
Phone: 262.646.2006
Mobile: 414.940.2911
Fax: 262.646.3739
www.TimPeterson.com
TimPeterson@wi.rr.com



Shareholder Resolution

WHEREAS volatility in major currencies on the order of 30% to 50% over a year or two wreaks havoc on Berry Petroleum Co.'s revenues and profits, reduces our planning horizon, reduces our market capitalization, and results in unacceptable enterprise risk, it is in the interests of Berry Petroleum Co. that:

1. There be currency stability for cross-border transactions;
2. There be interest rate stability;
3. Transaction costs of cross-border business be minimized; and,
4. The Foundation for the Advancement of Monetary Education, ("FAME"), a 501c3 public charity think tank specializing in the world's monetary structure, implement its Global Currency Initiative™, (the "GCI"), which is a study group, to revisit monetary issues worldwide

THEREFORE, IT IS RESOLVED that:

1. At least one corporate officer to attend three sessions each year of the GCI to be held in mutually convenient venues;
2. A full and timely printed report of each GCI proceeding, to be compiled by FAME, to be distributed by Berry Petroleum Co. at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;
3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media; and,
4. Berry Petroleum Co. to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI.

Discussion:

Inadequacies in today's global monetary structure are well-known. For example, former Federal Reserve Chairman Paul Volcker has conceded that "There's a sensible realization that small open economies, heavily dependent on trade and foreign capital, simply cannot live with the volatility that is inherent in freely floating exchange rates," and "A global economy requires a global currency."

What is not appreciated by industrial enterprises, however, is that the financial sector, which has been in *de facto* charge of the world's monetary structure for at least 90 years, does not want stability. It wants volatility, because much of its profits derive from "trading," as in "currency trading," and from creating money out of nothing. In addition, cross-border transaction costs that industrial firms want to minimize are *revenues* to the financial sector that it wants to maximize.

Thus, the financial sector has a *conflict of interests* with industrial firms (and with small countries and ordinary people worldwide). In effect, the financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else. Because of their conflict of interests, reform of the world's monetary structure cannot be left to financial sector participants. Because the U.S. monetary structure creates enterprise risk, corporate officers and directors have a fiduciary responsibility to address monetary issues.

For these reasons, industrial firms need to understand monetary issues and act on their interests. Hence, there is a need for the GCI. For further information, see: "To Revive U.S. Manufacturing, Reform Our Monetary System" at http://www.fame.org/whatsnew.asp

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Berry Petroleum Company
Incoming letter dated January 21, 2003

The proposal requires that certain action be taken with respect to the Foundation for the Advancement of Monetary Education and its study group, the Global Currency Initiative.

There appears to be some basis for your view that Berry may exclude the proposal from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Berry omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission on which Berry relies.

Sincerely,



Katherine W. Hsu
Attorney-Advisor